XVI. To constitute all types of civil and business corporations.- - - - - - - - - - - - - - - - -
XVII. To grant participations or options in financial or commercial operations, either already under way or in the future, without limitation of tenor.- - - - - - - - - - - - - - - - -
XVIII. To appoint and dismiss, without distinction of hierarchy and without any exception whatsoever, all officers and employees of the Bank, establishing their respective competence, powers, duties, salaries and bonuses. Consequently, and under this authority, the Board may appoint one or more General Managers, as well as the General Secretary and Vice Secretary of the Corporation.- - - - - - - - - - - - - - - - -
XIX. To appoint those persons whom it commends to appear before Courts of Law in order to make depositions in all civil, labour, and administrative proceedings and those relating to action under administrative law, or before any other type of jurisdiction.- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
XX. To grant powers of attorney to Lawyers or other persons in order that they may appear on the Bank's behalf before any local or foreign authority, Courts and Tribunals of all types - including those having special jurisdictions of whatever type - corporations of public law, companies and individuals, exercising all actions, pleas, claims and appeals of every type which may assist the Bank, and representing the latter in any actions, lawsuits or proceedings which concern it, having the authority to waive, settle, accept and receive those amounts which are determined by non-appealed judgement or in execution of same, as well as ratifying all types of written documents, even if it should be necessary to do so personally.- - - - - - - - - - - - - - - - - -
XXI. In order to deal with matters more efficiently and rapidly, it may create an Executive Committee, granting and establishing the powers, obligations and function of same. The Chairman of the Board of Directors must always be one of the members of this Executive Committee and will preside same. The other members of the Committee shall be elected or relieved by the Board of Directors from among its members. Likewise, it may create other Committees of a technical nature, establishing their powers, obligations and functions.- - - - - - - - - - - - - - - - - - - - - - -
XXII. By means of the regulations indicated in article 35, to delegate to the Executive Committee, if it already exists, or to one or various Managing Directors, all or part of the authorities applicable to it and which, owing to their nature, may be subrogated.- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Apart from the aforementioned delegations, the Board of Directors may grant whatever authority or powers it considers appropriate, be they either jointly or jointly and severally, to other Board Members, shareholders, Bank employees, or even to persons outside the Bank, executing the respective public deeds to this effect.
XXIII. To make resolutions with regard to property and rights, as well as submitting to arbitration or to referees any questions or differences affecting the Corporation.- - -
XXIV. To resolve any doubts regarding the interpretation of these By-laws and to remedy any omissions.- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

The enumeration given in this article is not restrictive, as the powers of the Board of Directors shall include all those which are not specifically reserved by the Law or by virtue of these Bylaws for the general Meeting of shareholders."- - - - - - - -